UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PACIFIC GAS and ELECTRIC COMPANY

(Name of Issuer)

FIRST PREFERRED STOCK, CUMULATIVE, PAR VALUE $25 per share

(Title of Class of Securities)

694308206

694308305

694308404

694308503

694308602

694308701

694308800

694308883

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 694308206; 694308305; 694308404; 694308503; 694308602; 694308701; 694308800; 694308883
(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	0
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
0.0%
(12) Type of Reporting Person (See Instructions)
IA

Item 1(a).	Name of Issuer.

Pacific Gas and Electric Company (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

300 Lakeside Drive

Oakland, California 94612

Item 2(a).	Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”) is being filed by Newtyn Management, LLC, a New York limited liability company (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address for the Reporting Person is 60 East 42nd Street, 9th Floor, New York, New York 10165.

Item 2(c).	Citizenship.

The Reporting Person is organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities.

First preferred stock, cumulative, par value $25 per share (the “Preferred Stock”)

Item 2(e).	CUSIP No.

694308206

694308305

694308404

694308503

694308602

694308701

694308800

694308883

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

As reported in the cover pages to this report, the ownership information with respect to the Reporting Person is as follows:

(a) Amount Beneficially Owned:	0
(b) Percent of Class:	0%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory